Andina Acquisition Corp. III

Calle 113 # 7-45 Torre B

Officina 1012

Bogota, Colombia

VIA EDGAR

May 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Dale Welcome
Kevin Stertzel
Sergio Chinos
Asia Timmons-Pierce

Re:	Andina Acquisition Corp. III
Registration Statement on Form S-4
Filed March 31, 2021
File No. 333-254927

Ladies and Gentlemen:

Andina Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2021, regarding the Registration Statement on Form S-4 submitted to the Commission on March 31, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on the date hereof. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-4 filed March 31, 2021

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, page xiii

1.	Please add a question and answer that discusses Cowen and Craig-Hallum’s financial interests that are different from the interests of your shareholders.

In response to the Staff’s comment, we have revised the disclosure on page xix of the Registration Statement.

What interests do Andina’s initial shareholders, Insiders, current officers, directors and advisors have in the Business Combination?, page xix

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2.	Please revise the second bullet point, and elsewhere, to provide the consideration paid for the securities purchased by certain of the Insiders, and quantify the value of such securities as of the most recent practicable date.

In response to the Staff’s comment, we have revised the disclosure on page xix and elsewhere in the Registration Statement.

3.	Please revise the third bullet point, and elsewhere, to quantify the value of the Andina Securities that are subject to forfeiture, and their value as of the most recent practicable date.

In response to the Staff’s comment, we have revised the disclosure on page xix and elsewhere in the Registration Statement.

4.	Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of the most recent practicable date.

In response to the Staff’s comment, we have revised the disclosure on page xx of the Registration Statement.

How do Andina’s initial shareholders intend to vote their shares?, page xxix

5.	Please revise your disclosure to state that Andina’s officers and directors and their affiliates own approximately 50.4% of Andina’s issued and outstanding ordinary shares and have agreed to vote all of their Andina ordinary shares for the Business Combination.

In response to the Staff’s comment, we have revised the disclosure on page xxix of the Registration Statement.

Certain Other Benefits in the Business Combination, page 12

6.	Please quantify the out-of-pocket expenses that are to be reimbursed to Cowen and Craig-Hallum.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Registration Statement.

7.	Please quantify the value of the securities that Cowen holds as of the most recent practicable date.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information and Other Data
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 24

8.	Note (2) - Please revise your note to clarify that this pro forma adjustment refers to interest on the trust account.

In response to the Staff’s comment, we have revised Note 2 on page 25 of the Registration Statement to clarify that the interest contemplated in this pro forma adjustment was generated by the trust account.

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9.	Note (3) - Please expand your footnote to disclose how accrued interest was calculated.

In response to the Staff’s comment, we have revised Note 3 on page 25 of the Registration Statement to disclose how accrued interest was calculated.

10.	Note (5) - Please expand your footnote to state that the transaction fees are a nonrecurring item.

In response to the Staff’s comment, we have revised Note 5 on page 25 of the Registration Statement to clarify that the transaction fees are non-recurring.

11.	Note (7) - Please tell us how you determined that forgiveness of the PPP Loan in March 2021, by the Small Business Administration, is related to the merger transaction and represents an appropriate pro forma adjustment.

Given that the PPP Loan was forgiven prior to the execution of the Business Combination Agreement, the Company and Stryve Foods, LLC (“Stryve”) contemplated the forgiveness of the PPP Loan in the calculation of the estimated shares outstanding for purposes of determining the amount of Seller Consideration payable at the closing of the Business Combination. Additionally, the PPP Loan was fully forgiven by the Small Business Administration on January 27, 2021 and, as such, it did not require a cash expenditure to repay and will not represent indebtedness of Stryve at Closing. We believe that not including a pro forma adjustment to reflect the forgiveness of the PPP Loan could be misleading.

12.	Note (8) - Please tell us how you determined that the transaction qualifies as a sales and leaseback transaction, as well as how the gain was determined.

Since Stryve will be classified as an emerging growth company upon closing of the Business Combination, it will elect to defer adoption of ASC 842. Accordingly, the pro forma sale and leaseback transaction was accounted for under ASC 840. Stryve initially looked to guidance if the lease met the standard of a sale under ASC 360 and the definition of a normal leaseback under ASC 840. As part of this consideration, Stryve took into consideration the proposed 2- 5 year renewal options which are at a fixed rate and concluded that, with these extensions, the lease term is for substantially all of the asset’s remaining economic life and tantamount to a form of continuing involvement (thereby precluding Stryve from accounting for this transaction as a sale). Consequently, Stryve recorded the transaction as a financing activity and will recognize the gain over the life of the lease. In addition, we have included clarifying language in Note 7 on page 25 of the Registration Statement for the accounting of the transaction.

Comparative Share Information, page 25

13.	Please revise the weighted average shares outstanding for Andina Acquisition Corp. III to say 3,592,787, to be consistent with your presentation of share data.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Registration Statement as requested.

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14.	Please revise your table to include historical book value per share for Andina Acquisition Corp. III. as required by Item 3(f)(1) of Form S-4.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Registration Statement to include historical book value per share for Andina.

Background of the Business Combination

15.	We note your disclosure that on November 4, 2020, Mr. Weil was in contact with Messrs. Oblas and Hawkins, please revise your disclosure to discuss what was communicated that eventually lead to the execution of the November 10, 2020 non-disclosure agreement.

In response to the Staff’s comment, we have revised the disclosure on page 114 of the Registration Statement.

16.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, and the organizational structure. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

In response to the Staff’s comment, we have revised the disclosure on pages 114-115 of the Registration Statement.

17.	Please elaborate on the role of Cowen and Craig-Hallum.

In response to the Staff’s comment, we have revised the disclosure on page 113 of the Registration Statement.

Certain Projected Financial Information, page 115

18.	Please disclose all material assumptions underlying the projections.

In response to the Staff’s comment, we have revised the disclosure under the heading “Certain Projected Financial Information” on page 118 of the Registration Statement to disclose material assumptions underlying the projections.

Anticipated Accounting Treatment, page 130

19.	Please revise your disclosure to be consistent with the reverse recapitalization accounting treatment you refer to in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements on page 23, as well as in ASC 805-40.

In response to the Staff’s comment, we have revised the disclosure under the heading “Anticipated Accounting Treatment” on page 132 of the Registration Statement to remove the original language and replace it with language that is consistent with the accounting treatment described elsewhere in the Registration Statement.

Stryve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 178

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20.	Since your EBITDA measure reflects the defined term, please remove the references to the term “adjusted” which appears in the first paragraph and in the table’s title.

In response to the Staff’s comment, we have revised the disclosure on pages 182 and 183 of the Registration Statement to remove references to the term “adjusted.”

Liquidity and Capital Resources

Cash Flows, page 179

21.	Please revise your narrative to state that net cash used in operating activities improved $4.8 million from $(20.6) million in 2019 to $(15.8) million in 2020 and that the improvement was a decrease in net loss between periods.

In response to the Staff’s comment, we have revised the disclosure on page 184 of the Registration Statement as requested by the Staff.

Debt and Credit Facilities, page 180

22.	We note that you expect to refinance all of your debt and debt facilities following the business combination. Please expand your narrative to quantify and more fully address your current and long-term liquidity requirements and your ability to meet these cash requirements, subsequent to the business combination, with the proceeds of the PIPE Investment, cash from the trust account, subject to redemptions, or other sources of cash.

In response to the Staff’s comment, we have revised the disclosure and expanded the narrative on page 184 of the Registration Statement.

Contractual Obligations, page 183

23.	It appears that your table omits related party debt and total short term debt. Please revise your registration statement as appropriate.

In response to the Staff’s comment, we have revised the disclosure under the heading “Contractual Obligations” on page 187 of the Registration Statement to replace the table and to adjust our categorizations of the expected material contractual payment obligations reflected in the table to be consistent with the rest of the Registration Statement.

Critical Accounting Estimates

Accounts Receivable and Allowance for Doubtful Accounts, Returns, and Deductions, page 185

24.	We note that as of December 31, 2020, approximately 54% of your outstanding accounts receivable have been reserved for in the allowance for doubtful accounts. Please expand your disclosure to present, for each period presented, a rollforward of your allowance for doubtful accounts, returns, and deductions. Additionally, please discuss the reasons for the increase in bad debt expense from 2019 to 2020, as well as any other significant items included in the rollforward.

In response to the Staff’s comment, we have revised the disclosure on page 189 of the Registration Statement to include the requested rollforward and to discuss the reasons for the increase in bad debt expense from 2019 to 2020.

Goodwill, page 186

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25.	We note your disclosure that there was no goodwill impairment at December 31, 2020. Please expand your disclosures to discuss your goodwill impairment testing given your recurring operating losses, negative working capital, negative operating cash flows, and that these factors raised substantial doubt about your ability to continue as a going concern. Your discussion should also address the significant factors and assumptions used in your analysis, as well as identifying the reporting units that contain goodwill.

In response to the Staff’s comment, we have expanded the disclosure on page 190 of the Registration Statement.

Inventory, page 186

26.	Please expand your critical accounting policy disclosures to discuss the factors you consider when determining your allowance for obsolete, damaged, or unsaleable inventory. In addition, we note you value inventory based on the “standard cost method”. Please clarify if your costs include price and efficiency variances resulting from your use of standard costs.

In response to the Staff’s comment, we have expanded our critical accounting policy disclosure with respect to inventory on page 190 of the Registration Statement. Additionally, at each reporting date, management reviews items in inventory to assess their use in continued operations, whether or not they are damaged, and whether or not they are short-dated or expired. Based on this, management makes a reasonable determination on if and how to write off or reserve against such items.

Exclusive Forum, page 209

27.	Please ensure that your disclosures here and on page 37 reflect the scope of your exclusive forum provision in your Proposed Charter. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the proposed Charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We acknowledge that the forum selection provisions contained in the Proposed Charter would not apply to suits arising under the Securities Exchange Act of 1934, and further acknowledge that with respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the forum selection provision contained in the Proposed Charter with respect to any such suit to be inapplicable or unenforceable in such action. Accordingly, in response to the Staff’s comment, we have revised its disclosure on pages 39, 75 and 213 to provide such clarifications, and we will include disclosure to the same effect in future filings relating to the discussion of actions for which the Court of Chancery of the State of Delaware will be the exclusive forum.

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Andina Acquisition Corp. III Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

28.	Please remove the duplicate auditors’ report from your registration statement.

In response to the Staff’s comment, we have removed the duplicate auditor’s report from the Registration Statement.

Stryve Foods, LLC Financial Statements

General, page F-16

29.	Please explain to us how you determined that audited financial statements for Kalahari Brands, Inc. are not required pursuant to Rule 8-04 of Regulation S-X.

Kalahari Brands, Inc. (“Kalahari”) was a private equity-backed company that was formed in 2015 to develop and market healthy snacks. Kalahari employed less than 10 people primarily in sales and administration and utilized the services of third parties to design, formulate and produce its products (“brands”). Although the brands being developed by Kalahari were in direct competition with Stryve’s branded product line, Stryve Biltong, Kalahari utilized the services of Stryve to be its first co-packer. In this role, Stryve helped Kalahari to design and formulate its product line. Over time, due to the conflict of interest, Kalahari began to use a different third-party co-packer.

The primary purpose of Stryve’s acquisition of Kalahari was to purchase the brand and marks of “Kalahari”. Stryve did not consider the acquisition a business.

Stryve used the guidance in ASC 805 to determine whether the acquisition of Kalahari, consisting primarily of its brands constituted an acquisition of a business or an asset purchase. For an entity to apply the acquisition method, the transaction must meet the definition of a business combination and the net assets acquired must meet the definition of a business in ASC 805-10. To help make this determination, Stryve used the clarifying guidance in ASU 2017-01 in evaluating whether the acquisition of the Kalahari brands should be accounted for as an acquisition of assets or a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets (ASC 805-10-55-5A). If that threshold is met, the set of assets and activities is not a business and the transaction is accounted for as an asset acquisition. If a company meets a definition of a business, Stryve accounts for each business combination by applying the acquisition method of accounting.

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Under ASC 2017-01, the guidance provides for a screen test that evaluates whether or not substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. The screen test provides for the following steps to determine whether or not a business has been purchased:

Step 1: Is substantially all of the fair value concentrated in a single asset or group of assets?

Yes, Stryve acquired a license agreement to use the Kalahari brand name for purposes of marketing, distributing and selling Kalahari branded products. Management determined principally all of the value of the net consideration paid was associated with the Brands. The other assets that were part of the acquisition, consisting of existing accounts receivable and inventory, were inconsequential and incidental to the acquisition and approximated the accounts payable assumed in the acquisition. Stryve did not acquire a workforce or a process.

Additionally, management considered Rule 8-04 of Regulation S-X in its determination of whether or not to include audited financial statements for Kalahari in the Registration Statement and notes that a “business” for purposes of Rule 3-05 of Regulation S-X is identified by evaluating whether there is sufficient continuity of operations such that the disclosure of prior financial information is material to an understanding of future operations. There is a presumption under Rule 11-01(d) of Regulation S-X that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business under certain circumstances. In evaluating whether a lesser component is a business, Rule 11-01(d) of Regulation S-X requires registrants to consider the following:

●	Will the nature of the revenue producing activity generally remain the same?
●	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

Management performed this analysis and determined the acquired assets, consisting principally of Kalahri brands and marks did not constitute a business. Although the acquired assets includes outputs through the continuation of revenues with customers, Stryve also evaluated the transaction to determine if it acquired a substantive process. The set does not include an organized workforce and the production process is not considered a substantive process, therefore no processes were acquired.

Other than the continued use of the brand name and marks, there are virtually no other continued operations of Kalahari, nor organized workforce or unique manufacturing processes and as such, Stryve management asserts the aforementioned acquisition as defined in the guidance is not a business, since no process was acquired. Based on this conclusion, Stryve has determined that audited financial statements for Kalahari are not required pursuant to Rule 8-04 of Regulation S-X.

Significant Accounting Policies, page F-21

30.	Please provide segment disclosures required by ASC 280-10-50, as applicable.

In response to the Staff’s comment, we have revised the disclosure on page F-34 of the Registration Statement.

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Inventories, page F-23

31.	You disclose that inventories are stated at lower of cost or net realizable value using the standard cost method. Under ASC 330-10-30-12, standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance sheet date, standard costs reasonably approximate costs computed under one of the recognized bases. Please revise your disclosure here and on page 186 to state which of the recognized bases you use. Please also refer to ASC 330-10-30-9 for guidance.

In response to the Staff’s comment, we have revised the disclosure on page F-35 of the Registration Statement.

9. Debt, page F-29

32.	Please provide a reconciliation that clarifies which notes payable were converted into $5.3 million of Series 3 Preferred Units during 2020 and the number of preferred units issued for the debt and/or accrued interest being converted.

In response to the Staff’s comment, Stryve has provided a reconciliation clarifying which notes payable were converted into $5.3 million of Series 3 Preferred Units during 2020 and the number of preferred units issued for the debt and/or accrued interest being converted as set forth below:

	Date of Conversion	Principle - Converted	Accrued Interest - Converted	Total Note Payable - Converted	Series 3 Preferred Units
Related Party Notes Payable - Class A Member	12/31/2020	$1,450,000	$254,963	$1,704,963	10,747
Related Party Notes Payable - Class A Member	12/31/2020	$422,068	$129,075	$551,143	3,474
Related Party Notes Payable - Class A Member	12/31/2020	$600,000	$48,000	$648,000	4,084
Related Party Notes Payable - Class A Member	12/31/2020	$1,550,000	$288,801	$1,838,801	11,590
Lender Agreement 2	10/11/2020	$200,000	$14,540	$214,540	1,352
VM Agreement	12/31/2020	$-	$361,773	$361,773	2,280
Total		$4,222,068	$1,097,153	$5,319,221	33,528

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10. Related Party Transactions, page F-34

33.	You refer to $1.65 million of member loan receivable agreements. Please tell us where this is classified on your consolidated balance sheet at December 31, 2020, if these receivables are due from officers, and whether it will be collected prior to the business combination.

In the financial statements, the member loan receivable agreements have been netted against the related debt since the debt has not been funded and thus not reflected on the balance sheet. Two of the four member loan receivable agreements are with Joe Oblas and R. Alex Hawkins, who are officers of Stryve. The other two member loan receivable agreements are with Ted Casey and Gabe Carimi, who are directors of Stryve. We anticipate that these member loan receivables will be paid off or forgiven prior to the closing of the transactions contemplated by the Business Combination Agreement.

13. Subsequent Events, page F-36

34.	Please revise your footnote to include the date that the consolidated financial statements were available to be issued as required by ASC 855-10-50-1a.

In response to the Staff’s comment, we have revised the disclosure on page F-48 of the Registration Statement to include the date that the consolidated financial statements were available to be issued.

Supplemental Response Regarding Schedules to the Business Combination Agreement

In response to an oral comment from the Staff with respect to the schedules to the Business Combination Agreement, we have added a list of the schedules to the Business Combination Agreement to identify the contents of all omitted schedules at the end of Annex B as required by Regulation S-K Item 601(a)(5) and revised the language regarding the omitted schedules at the end of the Exhibit List.

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We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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